Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mid Illinois Bancorp, Inc.

First Busey Corporation Commission File No.: 0-15950

First Busey & Mid Illinois to Merge

March 13, 2017

Busey Associates:

Through strategic acquisition efforts, we continue to expand our organization through balanced, integrated growth strategies that generate value for each of our 4 Pillars—customers, associates, communities and shareholders. Over the past few years, we have evaluated numerous opportunities to grow and strengthen Busey through business combinations with like-minded organizations which complement our existing footprint and customer base. We remain focused on the cultural and strategic fit and financial attractiveness of these potential partnerships to ensure our collective success long term. Today, we entered into a definitive agreement to acquire Mid Illinois Bancorp, Inc., the holding company for South Side Trust & Savings Bank of Peoria.

First Busey and Mid Illinois have jointly agreed to merge the two holding companies together and, following that merger, to merge South Side Bank with and in to Busey Bank—click here for the press release. Pending customary closing conditions and regulatory approvals, it is expected we merge the holding companies in the second half of 2017 and the banks would subsequently merge early 2018. Below you will find Mid Illinois’ company profile, our collective footprint and the core rationale behind our partnership. You can also click here to learn more about South Side Bank.

About Mid Illinois:

Mid Illinois Bancorp, Inc., headquartered in Peoria, Illinois, is a bank holding company with one bank subsidiary, South Side Trust & Savings Bank of Peoria. Mid Illinois has thirteen branches located in the Peoria MSA, and the Bank also owns Mid Illinois Insurance Services, Inc. Mid Illinois’ vision is to meet its customer’s needs through the delivery of high quality, personalized service better than its competition.

This acquisition allows us to increase our market presence in the Peoria Metropolitan Statistical Area (MSA) through South Side’s 13 well positioned locations. In addition, this strategic move offers many advantages for Busey’s Pillars.

•                  Through this partnership, we expect to significantly expand our franchise in the greater Peoria area. One of Busey’s strategic goals is to be among the top three in core deposit share in our markets. South Side Bank is a deposit leader in Peoria; as such, partnering with South Side Bank moves us to #2 in market share in Peoria County, up from #8 in market share.

•                  There are significant opportunities to leverage South Side’s uniquely attractive deposit franchise within Peoria as well as across the broader Busey footprint. Additionally, we increase Busey’s trust and investment presence to over $6B in assets under management as South Side adds approximately $600 million to our wealth management business.

•                  Downstate Illinois has always been important to Busey—it’s part of our foundation and will continue to be a vital part of our business in the future, even as we expand into new metropolitan markets like St. Louis and Chicago. Peoria is the 4th largest MSA in Illinois and a market we know well through our existing footprint. South Side accelerates our penetration in this important market and we believe this business combination will solidify our position as the leading community bank in that market.

Busey Expands Market Presence in Peoria

•                  This partnership of strong, local community banks with Midwestern roots and values advances our shared longstanding commitments to supporting the communities we serve. Both Busey and South Side Bank believe in a service-oriented, community banking model and share similar cultural values.

•                  With our size and scope, Busey can offer the greater Peoria community access to expanded capabilities along with the flexible, local decision-making that keeps our organization competitive with even the largest financial institutions. South Side Bank customers will benefit from Busey’s innovative products and services, decades of experience and expertise in commercial lending, cash management, mortgage, ag services and wealth management and market leadership throughout downstate Illinois. Together, we build upon our full service capabilities to assist clients across the Peoria MSA in reaching their financial goals.

•                  Like Busey, South Side Bank is deeply involved in its community and has built strong relationships throughout its nearly 100 year history. This partnership allows Busey to further increase our brand presence in the greater Peoria area through a proven organization in a market we know well.

•                  Our combined organization will be able to take advantage of economies of scale in navigating today’s banking environment—particularly the regulatory environment, while our similar cultures and focus on building long-term client relationships will contribute to shareholder value.

Combining our like-minded organizations allows us to significantly grow our market presence and build upon and strengthen our shared beliefs, community focus and commitment to service excellence across the Peoria MSA. Through strategic acquisitions such as this, we will continue to ‘out-small the bigs and out-big the smalls’—competing with the “Big Banks” through shared resources and focusing on our priorities, while maintaining a community bank culture that makes us better than the rest.

What can you do to prepare? Much like our recent acquisitions, our project team will manage the bulk of the integration. We encourage you to continue to focus on what you do best—serving each other and our customers:

•                  Remaining focused on sales and service opportunities;

•                  Improving processes and efficiencies, when possible, within departments; and

•                  Inspiring an engaged and positive culture through your interactions each and every day.

We anticipate the bank merger, pending the required approvals, will close in early 2018, and we will keep you apprised as more information becomes available. As a reminder, please direct any media inquiries to Abby Hendren or Amy Randolph. In the meantime, monitor OTL for future communications from the project team about how to support this transition.

On behalf of Busey’s leadership team, thank you for your continued efforts in helping us continue our positive momentum into 2017. Your commitment to Busey is what allows us to grow forward, together, and remain among the best places to work for many years to come. If you have any questions, I encourage you to reach out to your leadership team.

Sincerely,

Van A. Dukeman
President & CEO, First Busey Corporation

Intended for internal use only.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and Mid Illinois.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and Mid Illinois’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Mid Illinois undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Mid Illinois to control or predict, could cause actual results to differ materially from those in any forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Mid Illinois will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Mid Illinois with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and Mid Illinois’s general business; (x) changes in interest rates and prepayment rates of First Busey’s and Mid Illinois’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Mid Illinois; (xvi) unexpected outcomes of existing or new litigation involving First Busey or Mid Illinois; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and Mid Illinois and their respective business, including additional factors that could materially affect First Busey’s and Mid Illinois’s financial results, are included in First Busey’s and Mid Illinois’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Mid Illinois that also constitutes a prospectus of First Busey, which will be sent to the shareholders of Mid Illinois. Mid Illinois’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, Mid Illinois and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and Mid Illinois can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Mid Illinois, upon written request to Mid Illinois Bancorp, Inc., Attn: Mark Joseph, 2119 S.W. Adams Street, Peoria, Illinois 61602 or by calling (309) 676-0521.

Participants in this Transaction

First Busey, Mid Illinois and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.